                                                                   EXHIBIT 5b
                         CIGNA Variable Products Group
                                1380 Main Street
                             Springfield, MA 01103


April 30, 1996

CIGNA Investments, Inc.
900 Cottage Grove Road
Bloomfield, CT 06002

Re: Master Investment Advisory Agreement Dated as of April 26, 1988 (the "Agreement") Between CIGNA Investments, Inc. (the "Adviser") and CIGNA Variable Products Group (the "Trust")

Dear Madam or Sir:

This is to confirm that the management fee for the series of the Trust known as CIGNA Variable Products S&P 500 Index Fund (f/k/a Companion Fund) (the "Fund") has been reduced effective January 1, 1996 from 0.35% of the average daily net asset value of the Fund to 0.25% of the average daily net asset value of the Fund. All other terms and conditions of the Agreement remain in full force and effect.

Please indicate your agreement with the foregoing by signing below.

Copies of the Master Trust Agreement establishing the Trust are on file with the Secretary of the Commonwealth of Massachusetts, and notice is hereby given that this document is executed on behalf of the Trust by an officer of the Trust and not individually and that any obligations of or arising out of this document are not binding upon any of the Trustees, officers, shareholders, employees or agents of the Trust individually, but are binding only upon the assets and property of the Trust.

Sincerely,

CIGNA VARIABLE PRODUCTS GROUP



By: /s/  R. Bruce Albro
   --------------------------------------------------
   By:  R. Bruce Albro
   Its:  Chairman of the Board and President

Accepted and Agreed to this 30th day of April, 1996.

CIGNA INVESTMENTS, INC.



By: /s/  Arthur C. Reeds, III
   -----------------------------------------------
   By:  Arthur C. Reeds, III
   Its:  President